UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                   Under the Securities Exchange Act of 1934 *

                             MARKETSPAN CORPORATION
                             ----------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    57061V07
                                    --------
                                 (CUSIP Number)

                  Norris Nissim                    Matthew Nimetz
              John A. Levin & Co.,              Paul, Weiss, Rifkind,
                      Inc.                       Wharton & Garrison
              One Rockefeller Plaza          1285 Avenue of the Americas
               New York, New York             New York, New York 10019-
                      10020                             6064
                 (212) 332-8400                    (212) 373-3000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 29, 1998
                                  -------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                           Exhibit Index is at Page 6

CUSIP NO. 57061V107


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John A. Levin & Co., Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              1,176,503 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  3,323,323 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              1,165,842 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              7,128,016 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,293,858 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%

14       TYPE OF REPORTING PERSON

         IA

CUSIP NO. 57061V107


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baker, Fentress & Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              1,176,503 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  3,323,323 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              1,165,842 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              7,128,016 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,293,858 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%

14       TYPE OF REPORTING PERSON

         IV

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 4.  Purpose of Transaction

In furtherance of its goal to ensure effective governance of MarketSpan, on July 29, 1998, Levco sent a letter to the Board of Directors of MarketSpan, attached hereto as Exhibit 99.3, requesting that the Board of Directors call a special meeting (or accelerate the annual meeting) of the shareholders with the purpose of dealing with all matters normally put before an annual meeting, including the election of directors.

Item 7.  Exhibits

         The following are filed herewith as exhibits to this Schedule 13D:

             99.2   Joint Filing Agreement dated as of July 29, 1998.
             99.3 Letter dated July 29, 1998 from John A. Levin & Co., Inc. to the Board of Directors of MarketSpan Corporation.

                                    SIGNATURE

         After reasonable inquiry and to their best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1998

                                     JOHN A. LEVIN & CO., INC.


                                     By: /s/ John A. Levin
                                         -----------------
                                         John A. Levin
                                         Chairman and Chief Executive Officer


                                     BAKER, FENTRESS & CO., INC.


                                     By: /s/ John A. Levin
                                         -----------------
                                         John A. Levin
                                         President

                                INDEX TO EXHIBITS

         Exhibit No.       Description

         99.2              Joint Filing Agreement dated as of July 29, 1998.
         99.3 Letter dated July 29, 1998 from John A. Levin & Co., Inc. to the Board of Directors of MarketSpan Corporation.